UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sonder Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

382873107

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Capital IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 726,737 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 726,737 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,737 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark IV (as defined in Item 2(a) of the Original Schedule 13G (as defined below)). Spark IV GP (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Spark IV and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein and Santo Politi are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)

Based on 11,064,738 shares of the Issuer’s Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”).

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,190 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,190 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,190 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark IV FF (as defined in Item 2(a) of the Original Schedule 13G). Spark IV GP is the general partner of Spark IV FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein and Santo Politi are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)	Based on 11,064,738 shares of the Issuer’s Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Management Partners IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 733,927 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 733,927 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,927 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark IV and Spark IV FF. Spark IV GP is the general partner of Spark IV and Spark IV FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein and Santo Politi are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)	Based on 11,064,738 shares of the Issuer’s Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 382873107	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission on January 28, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(a).	Name of Issuer:

Sonder Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

447 Sutter St., Suite 405, #542

San Francisco, CA 94108

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Spark IV is the record owner of the 726,737 shares of Common Stock and Spark IV FF is the record owner of 7,190 shares of Common Stock (collectively, the “Spark IV Shares”). As the general partner of each of Spark IV and Spark IV FF, Spark IV GP may be deemed to beneficially own the Spark IV Shares. Paul Conway, Alex Finkelstein and Santo Politi are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to the Spark IV Shares. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to the Spark IV Shares. Mr. Hyatt disclaims beneficial ownership of the Spark IV Shares except to the extent of his pecuniary interest therein.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 382873107	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

SPARK CAPITAL IV, L.P.

By:	Spark Management Partners IV, LLC
Its:	General Partner

By:	/s/ Alexa Lyons
Alexa Lyons
Its:	Chief Financial Officer

SPARK CAPITAL FOUNDERS’ FUND IV, L.P.

By:	Spark Management Partners IV, LLC
Its:	General Partner

By:	/s/ Alexa Lyons
Alexa Lyons
Its:	Chief Financial Officer

SPARK MANAGEMENT PARTNERS IV, LLC

By:	/s/ Alexa Lyons
Alexa Lyons
Its:	Chief Financial Officer